Exhibit(4)(c)(10)

                     SEPARATE AGREEMENT WITH MELLON BANK
                REGARDING CALCULATION OF FINANCIAL COVENANTS

MELLON BUSINESS CREDIT


September 10, 1998


Mr. Kent Anderson
Chairman of the Board
B.B. Walker Company
414 E. Dixie Drive
Asheboro, NC 27203

Dear Kent:

As you have requested, Mellon Business Credit has approved a modification in the method of calculation of your financial covenants. With the change in the date of expiration of the Term Facility to December 31, 1998, all of that debt must be classified as short term for accounting purposes.

By this letter, Mellon approves that that portion of the Mellon Term Facility that would otherwise have been due greater than one year hence, had the expiration of the Term Facility not been modified, shall be permitted to be classified as long term debt for covenant calculation purposes.

This modification will apply only through December 31, 1998. Failure by B.B. Walker Company, Inc. to sell their Asheboro, NC facility and thus pay off this term debt or seek an alternative solution acceptable to Mellon will constitute an event of default.


Sincerely,

ROGER D. ATTIX
--------------
Roger D. Attix
Vice President

RDA:mjs


ACKNOWLEDGED:

KENT T. ANDERSON
----------------
Kent T. Anderson